                                 SCHEDULE 14f-1
                              INFORMATION statement
                    Information Statement Pursuant to Section
                  14(f) of the Securities Exchange Act of 1934
                                (Amendment No. )

Check the appropriate box:

[ ]  Preliminary Information Statement
[ ] Confidential, for use of the Commission only (as permitted by Rule 14c-5(d)(21))

[X]  Definitive Information Statement


                           NewCom International, Inc.
                (Name of Registrant as Specified In Its Charter)


Payment of Filing Fee (Check the appropriate box):

[X]      No fee required

[ ]      Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11.

         1) Title of each class of securities to which transaction applies:

                  --------------------------------------------------------------

         2)       Aggregate number of securities to which transaction applies:

                  --------------------------------------------------------------

         3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing is calculated and state how it was determined.):

                  --------------------------------------------------------------

         4)       Proposed maximum aggregate value of transaction:

                  --------------------------------------------------------------

         5)       Total Fee Paid:_______________________________________________



[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         1)       Amount Previously Paid:

                  --------------------------------------------------------------

         2)       Form, Schedule or Registration Statement No.:

                  --------------------------------------------------------------

         3)       Filing Party:

                  --------------------------------------------------------------

         4)       Dated Filed:

                  --------------------------------------------------------------

                           NEWCOM INTERNATIONAL, INC.
                      2102 Business Center Drive, Suite 130
                                Irvine, CA 92612
                              --------------------

        INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14(F)-1 THEREUNDER

                              --------------------

October 29, 2003

         This Information Statement is being delivered on or about October 29, 2003 to the holders of shares of common stock, par value $0.001 per share (the "Common Stock") of NewCom International, Inc., or NewCom, of record as of October 28, 2003. You are receiving this Information Statement in connection with NewCom's entering into a Securities Purchase Agreement and Plan of Reorganization dated October 28, 2003 (the "Plan") among NewCom, Paradise Pizza, Inc. and the stockholders of Paradise Pizza, Inc. Pursuant to the Plan, the stockholders of Paradise Pizza, in a tax-free exchange, exchanged all of their shares of common stock of Paradise Pizza for an aggregate of 19,633,332 shares of Series B preferred stock of NewCom. As a result, Paradise Pizza became a wholly-owned subsidiary of NewCom, and the former stockholders of Paradise Pizza became the holders of 100% of NewCom's Series B preferred stock, which, upon completion of an amendment to NewCom's amended and restated articles of incorporation, will convert into shares of NewCom's common stock such that they will become the holders of approximately 98% of NewCom's common stock.

         Also, as of October 28, 2003, Walter Grieves resigned as President and Chief Executive Officer of NewCom, but continues as Secretary of NewCom and as a Director of NewCom. Chris Marshall became President and Chief Executive Officer of NewCom. Pursuant to the Plan, Mr. Marshall, Paul Pishos, and Gregg Odell will be appointed to the Board of Directors, and Mr. Grieves will resign as a Director, each effective 10 days after the transmittal of this Information Statement.

         Also, pursuant to the Plan, the amended and restated articles of incorporation of NewCom will be amended to change the name of the company and to increase the authorized shares of Common Stock from 2,500,000 shares to 150,000,000 shares, par value $0.001 per share.



                                        /s/ Chris Marshall
                                        --------------------------------------
                                        Chris Marshall
                                        President and Chief Executive Officer



           YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.
               YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

                           NEWCOM INTERNATIONAL, INC.
                              --------------------

                              INFORMATION STATEMENT

                              --------------------


Stockholders Entitled to Vote

Approval of the matters actions described herein requires the written consent of the holders of outstanding stock of each voting group entitled to vote on such matters. On October 28, NewCom effected a 1-for-40 reverse stock split of its outstanding common stock, reducing the number of outstanding shares of common stock from 15,500,000 to 387,500. Therefore, as of October 28, 2003, there were 387,500 shares of our common stock outstanding, 2,000,000 shares of our Series A preferred stock outstanding and 19,633,332 shares of our Series B preferred stock outstanding. Holders of our common stock are entitled to one vote per share. Holders of our Series A and Series B preferred stock are entitled to one vote per share, and for the actions described herein, vote together with the holders of common stock as a single class. In addition, the holders of the Series A preferred stock vote as a separate class on the matters set forth herein. Accordingly, there are 22,020,832 votes outstanding voting together as a single class and there are 2,000,000 votes outstanding voting as a separate class.

Proxies

No proxies are being solicited.

Consents Required

The new directors will be appointed by the existing sole director. As such, no stockholder consents are required.

Information Statement Costs

The cost of delivering this information statement, including the preparation, assembly and mailing of the information statement, as well as the cost of forwarding this material to the beneficial owners of our capital stock will be borne by us. We may reimburse brokerage firms and others for expenses in forwarding information statement materials to the beneficial owners of our capital stock.

                        COMMON STOCK OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT


         The following table sets forth certain information regarding the beneficial ownership of our common stock as of October 28, 2003 by the following persons:

         o each person who is known to be the beneficial owner of more than five percent (5%) of our issued and outstanding shares of common stock;

         o        each of our directors and executive officers; and

         o        all of our directors and executive officers as a group.


                                                       Number Of Shares
                Name And Address                      Beneficially Owned             Percentage Owned
                ----------------                      ------------------             ----------------
Chris Marshall (1) ..........................         16,933,332 (2)                     84.6%
Walter Grieves (1)...........................            166,667 (3)                      0.8%

All directors and officers as a group........             17,099,999                     85.4%

         (1) The address is 2102 Business Center Drive, Suite 130, Irvine, California 92612.

         (2) Includes 16,933,332 shares of Series B preferred stock, which shall be automatically converted into common stock upon the effectiveness of the actions contemplated by this information statement. The shares of Series B preferred stock are identical to shares of our common stock in all material respects.

         (3) Mr. Grieves currently has a right to receive 166,667 shares of our common stock. He also has a right to receive an additional 233,333 shares of our common stock if we increase our authorized common stock to 150,000,000 shares.

         Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The number of shares and the percentage beneficially owned by each individual listed above include shares that are subject to options held by that individual that are immediately exercisable or exercisable within 60 days from October 28, 2003, and the number of shares and the percentage beneficially owned by all officers and directors as a group includes shares subject to options held by all officers and directors as a group that are immediately exercisable or exercisable within 60 days from October 28, 2003.

Change of Control


         On October 28, 2003, NewCom completed a share purchase and reorganization with Paradise Pizza, Inc., a California corporation, pursuant to a securities purchase agreement and plan of reorganization. Paradise Pizza, Inc. manages various pizza restaurants in Northern California, and it has entered into an agreement to purchase these restaurants. As a result of the Paradise Pizza reorganization, each outstanding share of Paradise Pizza was exchanged for one (1) share of NewCom Series B preferred stock, and NewCom acquired all of the outstanding shares of Paradise Pizza, making Paradise Pizza a wholly owned subsidiary of Newcom. In total, NewCom issued 19,633,332 shares of Series B preferred stock to the Paradise Pizza shareholders pursuant to the reorganization, which constitutes 89% of the voting control of NewCom. Chris Marshall, our new President and Chief Executive Officer, is the holder of 16,933,332 shares of our Series B preferred stock.

         Each share of Series B preferred stock is convertible into one (1) share of NewCom common stock upon the filing of an amendment to NewCom's amended and restated articles of incorporation which increases the authorized common stock of NewCom to such number of shares of common stock which is sufficient to effect such conversion. Until such conversion, the Series B preferred stock has the same voting, dividend, and liquidation rights as the common stock.

         Under the terms of the plan of reorganization and under the terms of the Series B preferred stock, NewCom is required to take all steps necessary to amend the Articles of Incorporation to authorize such number of shares of common stock sufficient to effect conversion of the Series B preferred stock. Accordingly, 19,633,332 shares of NewCom's common stock will be issued to the holders of the Series B preferred stock upon the filing of the amendment.

Executive Officer and Directors

         Our executive officers and directors, the positions held by them, and their ages are as follows:

Name              Age                   Position
----              ---                   --------

Walter Grieves     30    Chairman of the Board of Directors, Secretary

Chris Marshall     32    Director Nominee, President and Chief Executive Officer

Paul Pishos        47    Director Nominee

Gregg Odell        43    Director Nominee

         Walter Grieves is the Chairman of the Board and our President and Chief Executive Officer. Mr. Grieves received a Bachelor's degree from the University of California Berkeley in 1997. He then went to work for Research
Magazine/Multex, Inc. as Sales Director for ADR's. His clients included Citibank, Bank of New York, J.P. Morgan, and Daimler Benz. In 1999, Mr. Grieves passed the Securities Licensing Exam and went to work for Morgan Stanley Dean Witter in Wailuku Maui. In 2000, Mr. Grieves went to work for PCH Securities in San Diego as an Institutional Equity Trader. From 2001 until present, Mr. Grieves served as a consultant, officer, and director to several public companies. Many of these companies were on the verge of bankruptcy and his efforts were in a restructuring capacity. Companies he worked for included Airtech International Group Inc. and U.S. West Homes, Inc.

         Chris Marshall is our President and Chief Executive Officer and is a nominee for the board of directors. Mr. Marshall is the founder and CEO of Paradise Pizza, Inc., which manages various pizza restaurants in Northern California. Before founding Paradise Pizza, Mr. Marshall was a senior partner with Rector Consulting, where he focused on consulting technology based clients and merger and acquisition transactions. Prior to that tenure, Mr. Marshall was a senior manager for corporate development with SmartAge, where he negotiated several strategic partnerships and joint ventures. Mr. Marshall also was an investor and managing partner of Spot Light Night Club located in San Francisco, California.

         Paul Pishos is a nominee for our board of directors. Mr. Pishos is the president of Paradise Pizza, Inc., which manages various restaurants in Northern California. Since 1986, Paul Pishos has been the general manager of these pizza restaurant business. In 2001, Mr. Pishos became president of H&H Inc., the management firm that had managed these 25 pizza restaurants. Mr. Pishos has been involved with the management of these privately-owned businesses for almost 30 years, having personally opened, operated, or sold 40 pizza restaurants.

         Gregg Odell is a nominee for the board of directors. Mr. Odell has been a mortgage loan consultant since 1987. Since 2001, Mr. Parr has served as a mortgage loan consultant with The Home Loan Group, inc., from 1997 to 2001, with Valley Financial Corp, from 1993 to 1997, with Hacienda Mortgage Shop, Inc., and from 1987 to 1993, with The Mortgage Market. In addition, from 1990 to 1992, Mr. Odell was a financial services agent with Primerica Financial Services, and from 1985 to 1990, with Citigroup, Inc. He received his Bachelor of Arts from University of the Pacific.

Board Committees

         NewCom has no board committees at this time.

Section 16(a) Beneficial Ownership Reporting Compliance

         Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers, and stockholders holding more than 10% of our outstanding common stock, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in beneficial ownership of our common stock. Executive officers, directors and greater-than-10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file. To our knowledge, based solely on review of the copies of such reports furnished to us for the period ended December 31, 2002, no Section 16(a) reports required to be filed by our executive officers, directors and greater-than-10% stockholders were filed on a timely basis.

Executive Compensation

Summary Compensation Table

         The following table sets forth the cash compensation paid to the Chief Executive Officer and to all other executive officers for services rendered during the fiscal years ended December 31, 2002, 2001 and 2000.

                                       Annual Compensation (1)                     Long-Term Compensation
                         --------------------------------------------------------------------------------------
                                                                                               Common Shares        All
                                                                               Restricted       Underlying         Other
                                                              Other Annual        Stock       Options Granted     Compen
   Name and Position       Year     Salary         Bonus      Compensation     Awards ($)       (# Shares)        -sation
----------------------------------------------   ------------------------------------------- ------------------ ------------
Chris Marshall             2002       -0-           -0-            -0-             -0-                 --           -0-
President and              2001       -0-           -0-            -0-             -0-                -0-           -0-
Chief Executive Officer    2000       -0-           -0-            -0-             -0-                -0-           -0-

Walter Grieves (1)         2002     $27,000         -0-             $18,000        -0-                 --           -0-
Chairman, Former           2001       -0-           -0-            -0-             -0-                -0-           -0-
President and              2000       -0-           -0-            -0-             -0-                -0-           -0-
Chief Executive Officer

David Lo                   2002       -0-           -0-            -0-             -0-                 --           -0-
Former President and       2001       -0-           -0-            -0-             -0-                -0-           -0-
Chief Executive Officer    2000       -0-           -0-            -0-             -0-                -0-           -0-


(1) Mr. Grieves was to receive an annual salary of $54,000 and receives $36,000 as a Director's Fee. Mr. Grieves agreed to release NewCom from any and all amounts due to Mr. Grieves under his agreement with NewCom, and in exchange, NewCom agreed to issue to Mr. Grieves 400,000 shares of common stock under its 2002 Stock Compensation Plan.

Option Grants and Exercises

         The following tables summarize option grants and exercises during the fiscal year ended December 31, 2002 to or by each of the executive officers named in the Summary Compensation Table above, and the potential realizable value of the options held by such persons at December 31, 2002.


                                                            Option/SAR Grants in 2002 Fiscal Year
                                                                      Individual Grants
                                  ------------------------------------------------------------------------------------------
                                       Number of
                                      Securities
                                      Underlying        % of Total Options/SARs       Exercise or
                                     Options/SARs       Granted to Employees in       Base Price
              Name                    Granted (#)             Fiscal Year               ($/sh)           Expiration Date
------------------------------------------------------ ----------------------------------------------- ---------------------
Chris Marshall                               --                    --                     --                    --
Chief Executive Officer

Walter Grieves                               --                    --                     --                    --
Former Chairman, President and
Chief Executive Officer

David Lo                                     --                    --                     --                    --
Former President and
Chief Executive Officer


         The following table summarizes the value of in-the-money options held at December 31, 2002 by our Chief Executive Officer and each of the executive officers named in the Summary Compensation Table on page 5.


                                                     Aggregated Option/SAR Exercises in 2002 Fiscal Year
                                                                And FY-End Option SAR Values
                                  ------------------------------------------------------------------------------------------
                                                                                       Number of
                                                                                      Securities             Value of
                                                                                      Underlying           Unexercised
                                                                                      Unexercised          In-the-Money
                                                                                     Options/SARs          Options/SARs
                                        Shares                                       at FY-End (#)       at FY-End ($)(1)
                                       Acquired
                                          on                     Value               Exercisable/          Exercisable/
              Name                   Exercise (#)             Realized (#)           Unexercisable        Unexercisable
------------------------------------------------------ ----------------------------------------------- ---------------------
Chris Marshall                               --                    --                     --                    --
President and
Chief Executive Officer

Walter Grieves                               --                    --                     --                    --
Chairman, Former President and
Chief Executive Officer

David Lo                                     --                    --                     --                    --
Former President and
Chief Executive Officer

Certain Relationships and Related Transactions

         Effective October 1, 1999, NewCom entered into an Advisory and Management Agreement (the "Advisory Agreement") with NuVen. NuVen is primarily an advisory company with interests in companies under management and is not a broker dealer. The Advisory Agreement was assigned to NewBridge Capital, Inc. ("NewBridge or Advisor") in April 2000. Pursuant to the terms of the Advisory Agreement, NewCom is required to pay $3,500 per month, plus expenses, in exchange for assistance in the formulation of possible acquisition strategies, and the management of financial and general and administrative matters. In addition, Nuven was granted an option to purchase 500,000 shares at an exercise price of $0.50 per share. The Advisory Agreement was assigned to NewBridge in April 2000. The Advisory Agreement was terminated in July 2002, and the option was terminated on October 28, 2003. Other than the Advisory Agreement and the option, there is no relationship between NewCom and either NuVen or NewBridge; however, NuVen is the holder of notes issued by certain stockholders of NewCom in the aggregate principal amount of $950,000.

         In September 1999, NewCom entered into an agreement with an unaffiliated company to acquire an 8%, note receivable of an unrelated party with a face value of $500,000, originally due March 1, 1999 for $472,000 cash. 500,000 shares of common stock of Oasis Resorts International, Inc. secured the note. The issuer of the note subsequently filed for bankruptcy. NewCom entered into an agreement with NewBridge in November 1999 to exchange the note for $472,000 in receivables due from nine (9) unrelated corporations and four (4) individuals. Additionally, NewBridge and NewCom agreed to cross guarantees whereby NewBridge has agreed to guarantee that NewCom will collect a minimum of $472,000 on the substituted receivables or from liquidation of the collateral. The Oasis shares subsequently became worthless. In November 2001, NewCom entered into an agreement with NewBridge whereby NewBridge pledged as collateral for these notes 500,000 shares of BioSecure to satisfy its guarantee obligation. Management did not place a value on such pledge since the pledge was not an absolute transfer of such shares and the shares rapidly declined in value. NewBridge currently lacks sufficient liquid assets to satisfy these notes. Management wrote-off $218,802 as an impairment of such notes in 2001. Management intends to seek recovery of such amounts from NewBridge when, and if, NewBridge has the ability to pay the obligation to NewCom. There are no assurances that management will receive any of the amounts due to NewCom.

         In May 2000, NewCom paid NewBridge $258,000, of which $75,000 was for services rendered in preparation of its Form 10-SB and amendments with the Securities and Exchange Commission, among other services, and amounts due from NuVen and NewBridge totaling $82,200 for advisory fees and out of pocket expenses. Of such amount paid to NewBridge, $100,800 was accounted for as a prepaid expense at December 31, 2000 to be used for future fees and expenses and charged to operations. During the years ended December 31, 2001 and 2002, respectively $91,000 and $9,800 of fees and expenses were recorded against the prepaid expenses and charged to operations.

         Effective October 6, 1999, NewCom entered into a note payable of $62,449 with David Lo in exchange for advances made to NewCom. The note bears interest at 9.0% per annum, expired on August 13, 2002, and is due on demand. At December 31, 2002, the amount due, together with interest was $80,125. Mr. Lo agreed to release NewCom from any and all amounts due to Mr. Lo, whether under the note or otherwise, and in exchange, NewCom agreed to issue to Mr. Lo 400,000 shares of Series A preferred stock, and it also agreed to issue to Mr. Lo 500,000 shares of common stock under its 2002 Stock Compensation Plan.

         Walter Grieves, our former President and Chief Executive Officer and our current Secretary and sole director, agreed to release NewCom from any and all amounts due to Mr. Grieves under his agreement with NewCom, and in exchange, NewCom agreed to issue to Mr. Grieves 400,000 shares of common stock under its 2002 Stock Compensation Plan.

         On October 28, 2003, NewCom completed a share purchase and reorganization with Paradise Pizza, Inc., a California corporation, pursuant to a securities purchase agreement and plan of reorganization. As a result of the Paradise Pizza reorganization, each outstanding share of Paradise Pizza was exchanged for one (1) share of NewCom Series B preferred stock, and NewCom acquired all of the outstanding shares of Paradise Pizza, making Paradise Pizza a wholly owned subsidiary of Newcom. In total, NewCom issued 19,633,332 shares of Series B preferred stock to the Paradise Pizza shareholders pursuant to the reorganization, which constitutes 89% of the voting control of NewCom. Chris Marshall, our new President and Chief Executive Officer, is the holder of 17,133,332 shares of our Series B preferred stock.

         Each share of Series B preferred stock is convertible into one (1) share of NewCom common stock upon the filing of an amendment to NewCom's amended and restated articles of incorporation which increases the authorized common stock of NewCom to such number of shares of common stock which is sufficient to effect such conversion. Until such conversion, the Series B preferred stock has the same voting, dividend, and liquidation rights as the common stock.

         Under the terms of the plan of reorganization and under the terms of the Series B preferred stock, NewCom is required to take all steps necessary to amend the Articles of Incorporation to authorize such number of shares of common stock sufficient to effect conversion of the Series B preferred stock. Accordingly, 19,633,332 shares of NewCom's common stock will be issued to the holders of the Series B preferred stock upon the filing of the amendment.



                                        --------------------------------------

                                        By Order of the Board of Directors




                                        /s/ Chris Marshall
                                        --------------------------------------
                                        Chris Marshall
                                        President and Chief Executive Officer

October 29, 2003
Irvine, California